NewsRelease TC Energy enters agreement to sell Prince Rupert Gas Transmission entities to Nisga’a Nation and Western LNG Transaction demonstrates TC Energy’s focus on its strategic priorities while facilitating the development of critical energy infrastructure CALGARY, Alberta – March 14, 2024 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) announced today that it has entered into a binding letter agreement with Nisga’a Nation and Western LNG (the Buyers) regarding the purchase and sale of all outstanding shares in Prince Rupert Gas Transmission Holdings Ltd. and the limited partnership interests in Prince Rupert Gas Transmission Limited Partnership (collectively, PRGT). PRGT is a wholly owned subsidiary of TC Energy and the developer of a natural gas pipeline project in British Columbia and potential delivery corridor that would further unlock Canada as a secure, affordable and sustainable source of LNG. This transaction demonstrates TC Energy’s resolve toward delivering its 2024 strategic priorities while facilitating the development of critical energy infrastructure. TC Energy’s strategic priorities are focused on staying within its $6 to $7 billion annual net capital expenditure limit, post-2024, maximizing the value of its assets and further enhancing the strength and flexibility of its balance sheet. This agreement fits with those priorities and more. “We are pleased to see this important project move forward while remaining firm on our commitment to our strategic priorities. This is an important agreement that will see Indigenous co-ownership and development of an integrated LNG project. Enabling LNG development in British Columbia is good for Indigenous communities, our customers, supports the long-term growth of the WCSB and global emissions reduction through the export of responsibly produced Canadian natural gas,” said François Poirier, President and CEO, TC Energy. As part of the letter agreement, TC Energy has committed to provide transition services, on a reimbursable basis, to facilitate the seamless transition of the pipeline project and support development work planned for this year. Subject to the execution of definitive agreements and customary closing conditions, the transaction is expected to close in the second quarter of 2024. Initial proceeds from the transaction are not expected to be material to TC Energy, with the potential to receive additional payments contingent upon the project achieving final investment decision and commercial operation. About TC Energy We’re a team of 7,000+ energy problem solvers working to safely move, generate and store the energy North America relies on. Today, we’re delivering solutions to the world’s toughest energy challenges – from innovating to deliver the natural gas that feeds LNG to global markets, to working to reduce emissions from our assets, to partnering with our neighbours, customers and governments to build the energy system of the future. It’s all part of how we continue to deliver sustainable returns for our investors and create value for communities. TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com. FORWARD-LOOKING INFORMATION This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its EXHIBIT 99.1 subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward- looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR+ at www.sedarplus.ca and with the U.S. Securities and Exchange Commission at www.sec.gov. -30- Media Inquiries: Media Relations media@tcenergy.com 403-920-7859 or 800-608-7859 Investor & Analyst Inquiries: Gavin Wylie / Hunter Mau investor_relations@tcenergy.com 403-920-7911 or 800-361-6522